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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022775

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YY) AND ENDING April 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTRA-NETWORK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16079 San Dieguito Road, Suite A-2 , P.O. Box 676087
(No. and Street)

RECEIVED JUL - 2 2002

Rancho Santa Fe, (City) California (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Pearson 888-834-8809
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis A. Pearson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intra-network Securities, as of 4-30-2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 1st DAY OF July 2002

[signature]
NOTARY PUBLIC

Notary Public

[signature]
Signature

CEO
Title

OFFICIAL SEAL
NORMAN YUEN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1224146
SAN DIEGO COUNTY
MY COMM. EXP. JUNE 12, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. PAGES 11 & 12

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRA-NETWORK SECURITIES, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

for the Year Ended April 30, 2002

CONTENTS

PART I

Report of Independent Accountant 1
Statement of Financial Condition 2
Statement of Income (Loss) 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 7

SCHEDULES

Computation of Net Capital pursuant to rule 15c3-1 8

Schedule of Operating Expenses 9 - 10

PART II

Statement of Internal Control 11 - 12

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

I have audited the accompanying statement of financial condition of Intra-Network Securities, Inc. as of April 30, 2002 and the related statements of income (loss), changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the United States generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Intra Network Securities, Inc. as of April 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with the generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

As set forth in Note 4, "Net Capital Requirements" the Company had a potential net capital violation. As set forth in Note 6 "Subsequent Event" the net capital deficiency was cured June 28, 2002.

George Brenner
George Brenner, C.P.A.

Los Angeles, California
July 1, 2002

INTRA-NETWORK SECURITIES INC.
ASSETS
APRIL 30, 2002

ASSETS

Cash	$	192
Clearing Deposit		25,000
Loan Receivable - Officer/Stockholder		3,131
Property & Equipment net of accumulated depreciation of $23,230		1,175
Total Assets	**$**	**29,498**

LIABILITIES & STOCKHOLDER'S EQUITY

Accounts Payable		7,710
Payroll Taxes		16,498
Total Liabilities		24,208
Stockholder's Equity		--
Common Stock, $100 stated value per share,		--
500 shares authorized, 200 issued and outstanding		20,000
Additional Paid In Capital		358,140
Accumulated Deficit		(372,850)
Total Stockholder's Equity		5,290
Total Liabilities & Stockholder's Equity	**$**	**29,498**

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

INTRA-NETWORK SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED APRIL 30, 2002

REVENUES		
Private Placement	$	67,000
Trading		40,929
Interest		568
		108,497
OPERATING EXPENSES (SCHEDULE)		193,564
(LOSS) BEFORE INCOME TAXES		(85,067)
TAXES ON INCOME - STATE		800
NET PROFIT (LOSS)	$	(85,867)

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

INTRA-NETWORK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2002

	Common Stock	Paid In Capital Stock	Retained Earnings (Deficit)	Total
Balance, April 30, 2001	$ 20,000	$ 294,033	$ (286,983)	$ 27,050
Capital Contributed		64,107		64,107
Net Income (Loss)			(85,867)	(85,867)
Balance, April 30, 2002	$ 20,000	$ 358,140	$ (372,850)	$ 5,290

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

INTRA-NETWORK SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(85,867)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		587
(Increase) decrease in		
Loan-Officer/Stockholder		(3,131)
Commission Receivable		25,000
(Decrease) increase in		
Payroll Taxes		9,600
Bank Overdraft		(3,259)
Accounts Payable		(3,844)
State Income Tax Payable		(3,100)
Total Adjustments		21,853
Net cash used in operating activities		(64,014)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed		64,107
Net increase in cash		93
Cash at beginning of year		99
Cash at end of year	$	192
Supplemental Information:		
Interest Paid	$	0
State Income Tax	$	800

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

INTRA NETWORK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002

Note 1 - GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Intra Network Securities, Inc. (the "Company") was formed on May 2, 1996, in California. The firm received its independent broker dealer registration on February 25, 1997 and is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC).

The firm entered into a fully disclosed clearing agreement with First Southwest Company. Since being registered with the NASD, the firm accepts trades in equity issues. Equity trades are accepted on a fully disclosed basis. The Company is also an agent for private placements.

Summary of Significant Accounting Policies

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

The Company depreciates assets over the estimated useful lives.

Note 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - INCOME TAXES PAYABLE

The Company incurred net operating losses of approximately $233,000 for the years ended April 30, 1997, 1998, 1999, and 2001. These losses (for Federal income tax purposes) can be carried forward as follows:

Amount	Year
$134,000	2012
45,000	2013
56,000	2014
73,000	2022
$308,000	

Note 3 - INCOME TAXES PAYABLE - Continued

For state income tax purposes the losses can only be carried forward 5 years and at 50% of the loss. No deferred asset will be recognized on the tax benefit resulting from the NOL until the Company becomes profitable. The state requires a minimum tax of $800.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital ($5,000) and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At April 30, 2001, net capital was $984 and the ratio of aggregate indebtedness to net capital was 24.6 to 1. See Page 8 for the computation of net capital and Note 6 "Subsequent Event" in connection with the curing of the net capital deficiency.

Note 5 - COMMITMENT AND CONTINGENCIES

The Company leases its office space under a non cancelable operating lease with term in excess of one year. The lease was effective December 1, 1999 and expires December 1, 2002. The future minimum lease payment as of April 30, 2000, until expiration is $18,000.

Note 6 - SUBSEQUENT EVENT

The Company had an unpaid payroll tax liability from a prior year which is a co-liability of the Company and its officers. Interest and penalties on this liability ($9,600) was not booked at April 30, 2002 (see reconciliation, Page 8). On June 28, 2002 the Company's sole stockholder contributed capital of $16,498 to pay down the payroll tax liability.

Factoring in the $16,498, the net capital restated is $17,482 and the ratio of aggregate indebtedness to net capital is 0.45 to 1.

INTRA-NETWORK SECURITIES INC.
NET CAPITAL COMPUTATION
APRIL 30, 2002
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
April 30, 2002

Computation of net capital				
Total Assets			$	29,498
Less: Total Liabilities				24,208
Net Worth				5,290
Less-Non Allowable assets				
Property & Equipment				1,175
Loan - Officer/Stockholder				3,131
Haircuts				0
				4,306
Net Capital				984
Computation of net capital requirements				
Minimum net capital requirements				
Minimum dollar net capital required				5,000
Excess (Deficiency) Net Capital (See Note 6)			$	(4,016)
Aggregate Indebtedness			$	24,208
Ratio of aggregate indebtedness to net capital				24.6 to
Reconciliation between Net Capital Unaudited and Audited:				
Net Capital Unaudited			$	11,277
Adjustments:				
Adjust Accrued Payroll Taxes	$	(9,600)		
Unrecorded Liability		(694)		
Rounding		1		
				(10,293)
Net Capital Audited			$	984

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended April 30, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
July 1, 2002

INTRA-NETWORK SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES

FOR THE YEAR ENDED APRIL 20, 2002

Professional fees	$ 25,022
Depreciation	587
Travel & marketing	2,757
Taxes & licenses	11,819
Telephone	10,715
Rent	38,624
Clearing charges	38,569
Outside services	24,188
Market data services	4,550
NASD assessment & fees	5,931
Office supplies & expense	21,002
Postage & delivery	1,546
Repairs & maintenance	1,171
Insurance	494
Utilities	2,894
Other operating expenses	3,695
	$193,564

See Accompanying Notes to Financial Statements
and Independent Accountant's Report

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

In planning and performing my audit of the financial statements of Intra-Network Securities, Inc. (hereafter referred to as the "Company") for the year ended April 30, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Intra-Network Securities, Inc.
Rancho Santa Fe, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The Company was not in compliance with the Net Capital Requirements pursuant to Rule 15c-3-1 at April 30, 2002 (see Notes 4 and 6 "Net Capital Requirements" and "Subsequent Event," respectively). The Company has taken the necessary action to remedy the violation by infusing an adequate amount of capital to cure the deficiency.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe, except as noted in the paragraph above, that the Company's practices and procedures were adequate at April 30, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
July 1, 2002